UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 25, 2014

CU BANCORP

(Exact name of registrant as specified in its charter)

California	001-35683	90-0779788
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

15821 Ventura Boulevard, Suite 100, Encino, CA		91436
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (818) 257-7700

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 - Other Events

On September 25, 2014, CU Bancorp and 1st Enterprise Bank issued a joint press release announcing that they have received all bank regulatory approvals necessary to authorize the merger of 1st Enterprise Bank with California United Bank. Approvals have been received from the Federal Deposit Insurance Corporation and the California Department of Business Oversight, subject to usual and customary conditions.

A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained herein, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01 - Financial Statements and Exhibits

(d) Exhibits

The following exhibits are filed herewith:

99.1	Joint Press Release of CU Bancorp and 1st Enterprise Bank, dated September 25, 2014

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CU BANCORP

Dated: September 25, 2014	By:	/s/ Anita Y. Wolman
Anita Y. Wolman
Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.

99.1	Joint Press Release of CU Bancorp and 1st Enterprise Bank, dated September 25, 2014